Exhibit (a)(1)(J)

Notice to Eligible Employees Regarding Expiration of Offer Period

To:	Eligible Employees

From:	[NAME]

Date:	[December —], 2008

Subject:	Expiration of Offer to Exchange

At 9:01 p.m. on Wednesday, December 17, 2008, we closed our offer to exchange certain outstanding options and stock appreciation rights for new stock appreciation rights (the “Offer”). If you properly elected to participate in the Offer with respect to some or all of your eligible awards and did so before the deadline, those eligible awards have been accepted for participation in the Offer. Such eligible awards have been cancelled and you no longer have any rights with respect to those awards. You have been granted new stock appreciation rights in exchange for the cancelled awards, in accordance with the terms and conditions of the Offer.

As described in the Offer documents, you will receive one or more stock appreciation right agreements for the new stock appreciation rights that have been granted to you in exchange for your properly tendered and cancelled options and stock appreciation rights.

If you have any questions, please contact any of the following:

Kathleen B. Bloch Echelon Corporation 550 Meridian Avenue San Jose, CA 95126 Phone: (408) 938-5382	Mike Marszewski Echelon Corporation 550 Meridian Avenue San Jose, CA 95126 Phone: (408) 938-5230	Marcia Pugsley Echelon Corporation 550 Meridian Avenue San Jose, CA 95126 Phone: (408) 938-5213